NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 11, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 29, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Business Combination between PTK Acquisition Corp. and Valens Semiconductor, Ltd. became effective on September 29, 2021. The Units of PTK Acquisition Corp. will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security. Each share of Common Stock of PTK Acquisition Corp. will ultimately be converted into the right to receive one Ordinary Share of Valens Semiconductor Ltd. and each Warrant will ultimately be converted into the right to receive one Warrant, exercisable for one half (1/2) of a share of Common Stock at an exercise price of $11.50, of Valens Semiconductor Ltd. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 30, 2021.